DEATH BENEFIT

ENDORSEMENT

We have issued this endorsement as part of the Certificate to which it is attached on the Certificate Date. This endorsement supplements the Death Benefits section of the Certificate Schedule as follows:

Definition of New Term in this Endorsement

Covered Person(s): The Person(s) identified as such on the Certificate Schedule.

Adjustment of Certificate Value

The Adjustment of Certificate Value provision is deleted in its entirety and replaced with the following:

Adjustment of Certificate Value

We will adjust the Certificate Value under the following circumstances:
(1)(1)

After the death of a Covered Person, We will compare to the Certificate Value the Death Benefit amount defined in the Certificate Schedule on the date We receive a Written Request from the Designated Beneficiary for a total surrender for an available Death Benefit, and all necessary documentation including due proof of death. If the Certificate Value is less than the Death Benefit, We will increase the Certificate Value by the amount of the difference. We will similarly compare the Certificate Value to the Death Benefit, and increase the Certificate Value by the amount of the difference if the Death Benefit is greater, if the Designated Beneficiary instead elects to continue the Certificate., but in such cases full distribution of the proceeds under the Certificate must generally be taken within five years following date of death. If the decedent is the Annuitant who is different from You and You are a natural person, We will, after receiving Your election to surrender or continue the Certificate, similarly adjust the Certificate Value based on the Death Benefit available. If more than one Death Benefit Is applicable because you have selected an optional rider, We will use the highest amount in our adjustment calculations.

(2)

If the sole Designated Beneficiary or Owner is the decedent's spouse, he or she may elects to continue the Certificate, and then he or she subsequently dies, the Death Benefit described above will apply again upon the death of this surviving spouse. This provision will apply only once during the lifetime of the Certificate. upon the death of the Covered Person. The decedent's spouse becomes the primary Certificate Owner on the date we receive instructions to continue the Certificate ("Continuance Date").

For purposes of calculating the Death Benefit after the death of the surviving spouse, the following shall apply:

(a)	"Continuance Date" is the date We receive the Written Request to continue the Certificate after the death of the first spouse,
(b)

for all Death Benefits, the Continuance Date will be treated as the "Certificate Date" but Certificate Anniversaries will continue to be measured from the month and day of the original Certificate Date,

(c)	for the Standard Death Benefit, the adjusted Certificate Value will be treated as the "initial Purchase Payment",
(d)	for Optional Death Benefit 2 (if applicable), the adjusted Certificate Value will be treated as the initial amount of "Purchase Payment(s)", and
(e)

the definitions of "initial Purchase Payment", "Purchase Payment(s)" and "Certificate Date" shall be revised only for the Death Benefit section of the Certificate. If the surviving spouse was already a Covered Person, his or her existing Death Benefit will be reset to the adjusted Certificate Value as of the Continuance Date and have future calculations made as described above. The Certificate will continue with the Death Benefits that were chosen at Certificate issuance. The surviving spouse's age as of the Continuance Date is used in determining eligibility for any death benefit. No additional or new Optional Death Benefit may be made on or after the Continuance Date.

Signed for the Company:                 James J. Klopper

                                                                SecretaryThis provision may only be exercised once during the life of the Certificate.

(2) If the decedent is an Annuitant who is different from the Owner, the Owner is a natural person, and the Owner elects to continue the Certificate, We will not adjust the Certificate Value based on the Death Benefit available.

You have the right under the terms of the Certificate to change by Written Request the primary Certificate Owner and in certain cases, subject to Our underwriting rules then in effect, the Annuitant. If all existing Covered Persons under a Certificate have not reached age 81, and You change a Covered Person(s) under the Certificate, then the age of the new Covered Person(s) will become additional measuring age(s) for determining when all Covered Person(s) under the Certificate have reached age 81. If, however, all existing Covered Person(s) under a Certificate have reached age 81, the Certificate's highest "Anniversary Value" prior to age 81 of each of the Covered Person(s) will have been determined by Us and fixed. Once determined, a Certificate's highest "Anniversary Value" is fixed for the life of the Certificate and We will not readjust it, except for withdrawals or additional Purchase Payments, even if You name a new Covered Person who is less than age 81. If You name new Covered Person(s) after all existing Covered Person(s) have reached age 81, and a Death Benefit is paid under the Certificate upon the death of a new Covered Person(s), then We will consider, for purposes of determining the Certificate's highest "Anniversary Value", all Certificate Anniversaries prior to age 81 of the youngest of the prior existing Covered Person(s).

If You elect optional benefit rider(s) under this Certificate, and the value of those benefits become determined because all Covered Persons under the Certificate reach age 81, then We will consider the value of those benefit(s) to be fixed and we will not readjust them, except for withdrawals or additional Purchase Payments, even if You name a new Covered Person who is less than age 81.